Exhibit 99.1

SCHEDULE 13G

In reply to Item 6 on page 8, as of the year ending December 31, 2004, The Bank of New York, Carlos M. Gutierrez, William C. Richardson and Jonathan T. Walton were trustees of the W. K. Kellogg Foundation Trust (the “Trust”) holding 120,919,940 Shares, or 29.3% of the Shares outstanding.

For purposes of this Schedule 13G, The Bank of New York Company, Inc. is reporting on behalf of its subsidiaries, The Bank of New York and The Bank of New York Trust Company, which hold Shares for various persons in various fiduciary capacities. As noted in the preceding paragraph, The Bank of New York’s holdings as trustee of the Trust represent 29.3% of the Shares outstanding as of the year ending December 31, 2004. Additional Shares reported on page 2 of this Schedule 13G for The Bank of New York Company, Inc. and its subsidiaries include Shares held in fiduciary capacities for persons other than the Trust.

As of the year ending December 31, 2004, William C. Richardson was co-trustee with Harris Trust and Savings Bank of the Carrie Staines Kellogg Trust #5977, holding 650,800 Shares.

W.K. Kellogg Foundation has an interest in Shares held in the Trust and other persons have interests in the above referred Shares held in other fiduciary capacities. Except as described hereinabove, no other person is known to receive or has the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares reported in this filing.